Exhibit 99.1

TROOPS, INC. Announces 2021 Unaudited Interim Financial Results

TROOPS, Inc. (Nasdaq: TROO) ("TROOPS" or the "Company"), a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders, today announced its unaudited operating results for the six months ended June 30, 2021.

2021 Interim Results Overview

Revenue

Our sales were $1.28 million for the six months ended June 30, 2021, which decreased by $0.26 million, or 16.9% from $1.54 million for the same period of 2020.  During the six months ended June 30, 2021, we through 11 Hau Fook Street, Vision Lane and Paris Sky earned property lease and management income of $0.52 million, compared to income of $0.60 million in 2020. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $0.64 million for the six months ended June 30, 2021, compared to $0.90 million for the same period of 2020. We through GFS and Apiguru earned financial technology solutions and services income of $0.12 million for the six months ended June 30, 2021, compared to $0.04 million for the same period of 2020.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	For the six months ended June 30,
Revenue by recognition over time	2021	2020
	(Unaudited)	(Unaudited)
Revenue by recognition over time	$1,283	$1,536
	$1,283	$1,536

	For the six months ended June 30,
Revenue by major product line	2021	2020
	(Unaudited)	(Unaudited)
Interest on loans	$642	$901
Property lease and management	521	596
Financial technology solutions and services	120	39
	$1,283	$1,536

Cost of revenues

For the six months ended June 30, 2021, cost of revenues decreased by $0.24 million, or 15.2%, to $1.34 million from $1.58 million for the six months ended June 30, 2020. Our cost of revenues mainly includes the amortization of Trademarks and Service Contracts, which were $0.16 million and $0.20 million during the six months ended June 30, 2021 and 2020, respectively.

Gross loss

Our gross loss was $0.06 million and $0.05 million for the six months ended June 30, 2021 and 2020.

General and administrative expenses

General and administrative expenses amounted to approximately $1.35 million for the six months ended June 30, 2021, $0.16 million or 10.6% lower than $1.51 million for the same period of previous year. This decrease was mainly due to lower share based compensation paid to management of approximately $0.12 million and decreased in legal and consultancy fee of approximately $0.05 million.

General and administrative expenses include office staff salary and benefits, legal, professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Gain on change in fair value of warrant derivative liability

Our gain on change in fair value of warrant derivative liability was $0.25 million for the six months ended June 30, 2021, compared to a loss of $0.03 million for the same period of 2020. The gain was due to exercise of warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Income benefit was $0.15 million for the six months ended June 30, 2021, a decrease of $0.02 million, from income tax benefit of $0.17 million for the same period of 2020. Income tax benefit was related to the deferred tax impact on intangible assets and property and plant.

Our PRC entities for the six months ended June 30, 2021 and 2020 were subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 26.0%.

Profit and loss from discontinued operations, net of income tax

Profit from discontinued operation, net of income tax, of $0.02 million for the six months ended June 30, 2020 represent the net profit from Boca.

Net loss

As a result of the various factors described above, net loss for the six months ended June 30, 2021 was $1.20 million, as compared to $1.94 million for the same period of 2020.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about TROOPS, please visit our investor relations website:

www.troops.co

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS 's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.